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                                  EXHIBIT 99.3


                                                                   March 4, 2003


CONFIDENTIAL
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Board of Directors
Click Commerce, Inc.
200 East Randolph Drive
Suite 4900
Chicago, Illinois 60601

Attn:    Michael W. Ferro, Jr.
         Chairman and Chief Executive Officer

Dear Michael:

     We are in receipt of the response of Click Commerce, Inc. (the "Company") to our offer of February 24, 2003 regarding the proposed acquisition by an affiliate of Insight Venture Management, LLC ("Insight") of certain assets of the Company. As discussed, we are disappointed that the Company has rejected our proposal, and we wish to express our continued interest in a transaction. As the Board may be aware, our proposal to acquire the Company's assets was based upon the recommendation of the Company's financial advisors last year, who suggested we structure the proposal as an asset purchase transaction as a means of maximizing stockholder value. Based upon the feedback we have now received, however, we are happy to revise our proposal so that it is formulated as a per-share offer. As such, we are prepared to discuss with you a proposed offer by Insight or an acquisition subsidiary formed by Insight to acquire all outstanding shares of the Company's common stock for cash at a price per share between $3.55 and $3.80 (the "Transaction"). This revised proposal is based on information contained in the Company's balance sheet at December 31, 2002 (the "December Balance Sheet"), and would be subject to adjustment depending upon the Company's working capital position at the closing of the Transaction, relative to the Company's working capital position reflected on the December Balance Sheet. Our proposal represents a premium to stockholders of approximately 129% to 145% over the Company's closing share price of $1.55 on March 4, 2003.

     In our view, the Transaction is in the best interests of the Company and its stockholders. For that reason, we remain confident that we can negotiate all aspects of the proposed Transaction and work out the terms of a mutually satisfactory merger agreement, containing terms and conditions typical for a transaction of this type. As you are aware, we have requested certain information about the Company that would allow us to provide greater detail regarding the terms of our proposal. However, we have not to date been provided with access to any additional information, and it will be necessary for
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Board of Directors
Click Commerce, Inc.
March 4, 2003
Page 2


us to obtain more data in order to finalize the terms of our proposal. We are confident that we can work out mutually acceptable terms to enable the Company to share the requested information with us.

     We are prepared to meet with you immediately to engage in discussions regarding the Transaction and to negotiate a definitive agreement. We encourage you to consult with your legal and financial advisors regarding the obligations of the Board of Directors in the context of the proposed Transaction. We look forward to hearing from you soon. If you have any questions regarding our proposal, please contact us at your earliest convenience at (212) 230-9200.


                                          Sincerely,


                                          INSIGHT VENTURE MANAGEMENT, LLC


                                          By: /s/ JEFF HORING
                                              -----------------
                                                  Jeff Horing
                                                  Managing Director